UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707– 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 18, 2015, Husky Energy Inc. issued a press release announcing it had sanctioned Rush Lake 2, a new 10,000 barrel per day heavy oil thermal development in Saskatchewan. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-191849) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: November 18, 2015		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Approves New Heavy Oil Thermal Project

Calgary, Alberta (Nov. 18, 2015) – Husky Energy has sanctioned Rush Lake 2, a new 10,000 barrels per day (bbls/day) heavy oil thermal development in Saskatchewan, as it continues to advance its resilient portfolio of low sustaining capital projects. The Company’s heavy oil thermal production is expected to reach about 80,000 bbls/day by the end of 2016, from about 18,000 bbls/day in 2010.

“Rush Lake 2 is yet another project in a high-return portfolio that is profitable even at today’s low oil prices,” said CEO Asim Ghosh. “These developments are key in our transition to a low sustaining cost business. Supported by the Lloydminster thermal value chain, we capture incremental value from production and realize the upgrading and refining margins, further strengthening our resilience.”

The Rush Lake 2 thermal project builds on a proven template of heavy oil thermal developments in the Lloydminster region and is anticipated to start up in late 2018. Construction is currently under way at three thermal projects scheduled to begin production next year and resources are expected to be directed to Rush Lake 2 as that work is completed.

These bite-sized projects use a highly standardized and modular approach to development. Husky achieves cost savings and efficiencies in engineering, module fabrication, construction and ongoing operations.

Husky has an unmatched land and infrastructure position in the Lloydminster region and the thermal value chain is designed to extract incremental value from its heavy oil thermal production. The value chain includes the Saskatchewan gathering system, Lloydminster Upgrader and asphalt refinery, oil storage capacity at Hardisty and the Company’s strategically located refinery in Lima, Ohio.

At the Lima Refinery, the Company is proceeding with the initial stages of a crude oil flexibility project designed to improve reliability at the facility and allow for the processing of up to 40,000 bbls/day of heavy crude feedstock from Western Canada. The project allows Husky to further balance its upstream production and downstream capabilities. This capital efficient investment, compared to a new build facility, will allow the refinery to swing between light and heavy crude to achieve the best margins. The project is expected to be completed in stages over the next three years.

“The margin-based Downstream business further improves Husky’s resiliency in a low oil price environment by mitigating exposure to oil price differentials,” said Ghosh.

Thermal Project Portfolio

Husky built its first heavy oil thermal at Pikes Peak in 1981, followed by the purchase of the Bolney facility in 2001, and the start of a Celtic thermal pilot in 2002. All are still producing and have had very high recoveries. In 2010, as part of its balanced growth strategy, the Company began transitioning more of its production towards low sustaining capital projects and accelerated its heavy oil thermal developments.

Phase 1 Thermals (2010-2014)

Project	Production (bbls/day)	Timeframe
Paradise Hill	4,000	Delivered 2012
Pikes Peak South	13,000	Delivered 2012
Sandall	5,000	Delivered 2014

Phase 2 Thermals (2014-2016)

Project	Production/Design (bbls/day)	Timeframe
Rush Lake 1*	13,000	Delivered 2015
Edam East	10,000	Q2 2016 (Accelerated)
Vawn	10,000	Q3 2016 (Accelerated)
Edam West	4,500	Q3 2016 (Accelerated)

*	Actual production including the pilot

Phase 3 Thermals (2017-2021)

Project	Design (bbls/day)	Timeframe
Rush Lake 2	10,000	2018
Lloyd Thermal 1	10,000	2019-2020
Lloyd Thermal 2	10,000	2019-2020
Lloyd Thermal 3	10,000	2020-2021

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this document include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies;

•	with respect to the Company’s Heavy Oil properties: expected daily volumes of heavy oil thermal production by the end of 2016; and scheduled timing of commencement of production from the Edam East, Edam West, Vawn, and Rush Lake 2 thermal projects; and

•	with respect to the Company’s Downstream operating segment: anticipated benefits from, and expected timing of completion of, a crude oil flexibility project at the Lima Refinery.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2014 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.